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SECURIT 07001947

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 52613 |

FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/06__ AND ENDING __12/31/06__

                                    MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Curtis Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

**One South Street**

(No. and Street)

**Hazleton**               **PA**            **18201**

    (City)                 (State)              (Zip Code)

**PROCESSED**

**APR 0 4 2007**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kevin J. Rudd**                           215-972-2351

**THOMSON FINANCIAL**

                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGrail Merkel Quinn & Associates**

(Name – if individual, state last, first, middle name)

**1173 Clay Avenue**      **Scranton**      **PA**      **18510**

  (Address)             (City)          (State)         (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING FEB 2 3 2007 WASH. SECTION

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, __Kevin J. Rudd_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Curtis Securities, LLC_____, as of _____December 31_____, 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No Exceptions_____

_____

_____

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CURTIS SECURITIES, LLC

---

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005
&
INDEPENDENT AUDITOR'S REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

# TABLE OF CONTENTS

**McGrail Merkel Quinn & Associates**
*CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS*

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

To Curtis Securities, LLC:

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Curtis Securities, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*McGrail, Merkel, Quinn + Associates*

Scranton, Pennsylvania
February 15, 2007

**RSM McGladrey Network**
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510  570 961-0345  Fax: 570 961-8650
www.mmq.com

# CURTIS SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006 AND 2005

|  | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| CASH | $ 59,048 | $ 36,578 |
| ACCOUNTS RECEIVABLE | - | 8,285 |
| DUE FROM CURTIS INSURANCE, LLC | 573 | - |
| PREPAID EXPENSES | 20,887 | 10,938 |
| DUE FROM CURTIS FINANCIAL ADVISORS, LLC | 200,000 | 146,500 |
| TOTAL | $280,508 | $202,301 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES: | | |
| Amounts due to affiliates: | | |
| Curtis Financial Group, LLC | $ 3,451 | $ 3,770 |
| Preswick Capital Management, LLC | 592 | 1,312 |
| Curtis Insurance, LLC | - | 472 |
| Total liabilities | 4,043 | 5,554 |
| MEMBER'S EQUITY | 276,465 | 196,747 |
| TOTAL | $280,508 | $202,301 |

See Notes to Financial Statements

# CURTIS SECURITIES, LLC

## STATEMENT OF OPERATIONS
## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

|  | 2006 | 2005 |
|---|---|---|
| REVENUES: |  |  |
| Investment banking fees | $3,551,229 | $1,651,746 |
| Other revenues | 18,483 | 22,019 |
| Total revenues | 3,569,712 | 1,673,765 |
| EXPENSES: |  |  |
| Affiliate expense reimbursements | 1,516,676 | 1,129,250 |
| Other expenses | 17,864 | 9,391 |
| Licenses, fees, and dues | 16,793 | 8,378 |
| Professional and consulting fees | 16,161 | 36,426 |
| Bad debts | 2,500 | 900 |
| Referral fee | - | 41,856 |
| Total expenses | 1,569,994 | 1,226,201 |
| NET INCOME | $1,999,718 | $   447,564 |

See Notes to Financial Statements

# CURTIS SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | |
|---|---:|
| BALANCE, DECEMBER 31, 2004 | $    99,183 |
| NET INCOME | 447,564 |
| DISTRIBUTION TO MEMBER | (350,000) |
| BALANCE, DECEMBER 31, 2005 | 196,747 |
| NET INCOME | 1,999,718 |
| DISTRIBUTION TO MEMBER | (1,920,000) |
| BALANCE, DECEMBER 31, 2006 | $  276,465 |

See Notes to Financial Statements

## CURTIS SECURITIES, LLC

### STATEMENT OF CASH FLOWS
### FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

|  | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $1,999,718 | $ 447,564 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Bad debts | 2,500 | 900 |
| Changes in assets and liabilities: | | |
| Accounts receivable | 5,785 | 25,924 |
| Due from Curtis Insurance, LLC | (573) | - |
| Prepaid expenses | (9,949) | (4,535) |
| Amounts due to affiliates | (1,511) | 1,150 |
| Total adjustments | (3,748) | 23,439 |
| Net cash provided by operating activities | 1,995,970 | 471,003 |
| **CASH FLOWS USED IN INVESTING ACTIVITIES,** Increase in due from Curtis Financial Advisors, LLC | (53,500) | (146,500) |
| **CASH FLOWS USED IN FINANCING ACTIVITIES,** Distribution to member | (1,920,000) | (350,000) |
| NET INCREASE (DECREASE) IN CASH | 22,470 | (25,497) |
| CASH, BEGINNING | 36,578 | 62,075 |
| CASH, ENDING | $ 59,048 | $ 36,578 |

See Notes to Financial Statements

---

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company was organized in Pennsylvania as a wholly-owned subsidiary of Curtis Financial Advisors, LLC ("CFA"). The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### ACCOUNTS RECEIVABLE

Accounts receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Accounts receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary in 2005.

### INVESTMENT BANKING FEES

Investment banking fees are recorded upon final closing and settlement of the transaction.

### INCOME TAXES

The Company is a limited liability company and, as such, is taxed essentially as a partnership with flow-through of income and expenses to CFA.

## 2. RELATED PARTY TRANSACTIONS

The Company has an affiliate expense reimbursement agreement with Curtis Financial Group, LLC ("CFG"), an affiliated company, whereby the Company reimburses CFG for expenses CFG incurs in connection with the Company's investment banking activities. The Company reimbursed CFG $1,463,551 in 2006 and $1,084,413 in 2005 for expenses CFG incurred on its behalf. The Company also has an affiliate expense reimbursement agreement with Curtis Insurance, LLC ("Insurance"), an affiliated company, whereby the Company reimburses Insurance for expenses Insurance incurs in connection with the Company's operations. The Company reimbursed Insurance $53,125 in 2006 and $44,837 in 2005 for expenses Insurance incurred on its behalf. Preswick Capital Management, LLC ("Preswick"), an affiliated company, provides certain pension plan related consulting services to the Company. The Company paid Preswick $13,144 in 2006 and $13,285 in 2005 in connection with these services.

At December 31, 2006 and 2005, CFA owed the Company $200,000 and $146,500, respectively. At December 31, 2006, Insurance owed the Company $573 and at December 31, 2005, the Company owed Insurance $472. At December 31, 2006 and 2005, the Company owed CFG $3,451 and $3,770 and Preswick $592 and $1,312, respectively.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $55,005 which was $50,005 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.07 to 1.0 at December 31, 2006.

## 4. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(i), which states that the provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Curtis Securities, LLC".

## 5. CONCENTRATION OF CREDIT RISK

The Company maintains one cash account with a local financial institution. Such balance is insured up to $100,000.

# CURTIS SECURITIES, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2006

### COMPUTATION OF NET CAPITAL

| | |
|---|---:|
| TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 276,465 |
| DEDUCTIONS AND/OR CHARGES: | |
| Nonallowable assets: | |
| Due from Curtis Insurance, LLC | 573 |
| Prepaid expenses | 20,887 |
| Due from Curtis Financial Advisors, LLC | 200,000 |
| Total | 221,460 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 55,005 |
| HAIRCUTS ON SECURITIES | - |
| NET CAPITAL | $ 55,005 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES: | |
| Amounts due to affiliates: | |
| Curtis Financial Group, LLC | $ 3,451 |
| Preswick Capital Management, LLC | 592 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 4,043 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---:|
| REGULATORY MINIMUM | $ 5,000 |
| CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS | $ 270 |
| REQUIRED CAPITAL | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 50,005 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.07 to 1.0 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---:|
| INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006: | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 55,005 |
| Net audit adjustments | - |
| NET CAPITAL, PER ABOVE | $ 55,005 |

See Notes to Financial Statements

- 10 -

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

# McGrail Merkel Quinn & Associates
*CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS*

To Curtis Securities, LLC:

## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL CONTROL
## REQUIRED BY SEC RULE 17a-5
## FOR A BROKER-DEALER CLAIMING AN EXEMPTION
## FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and additional information of Curtis Securities, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

## RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510  570 961-0345  Fax: 570 961-8650
www.mmq.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McAniel, Merkel, Dun + Associates

Scranton, Pennsylvania
February 15, 2007

END